Exhibit 1.01

HANDY & HARMAN LTD.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2014)

Introduction

Handy & Harman Ltd. ("HNH" or the "Company"), through its wholly-owned operating subsidiaries, is a diversified manufacturer of engineered niche industrial products. As of December 31, 2014, HNH's primary product portfolio consisted of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; materials for the printed circuit board industry; silicone rubber-based insulation materials; and meat-room blade products and wood cutting blade products. With these products, the Company served a diverse customer base, including the construction, electrical, telecommunications, transportation, oil and gas exploration, utility, medical, semiconductor, aerospace, aviation, military electronics, and food industries.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the U.S. Securities and Exchange Commission's implementation rules and regulations related thereto (collectively, "Section 1502"). Defined terms used but not otherwise defined in this Conflict Minerals Report shall be as defined by Section 1502. The information contained in this Conflict Minerals Report includes the activities of all of the Company's majority-owned subsidiaries as of December 31, 2014.1

Part I. Due Diligence

Design of Due Diligence Framework

The Company has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Actions Taken
Establish strong company management systems.
The Company has established its Conflict Minerals Policy, which is publicly available on the Company's website at www.handyharman.com/compliance.php.

The Company has established a corporate, cross-function working team to manage its conflict mineral due diligence process. This team is responsible for the Company's Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of the Company's operating subsidiaries.

The Company has established a process and management system for tracking conflict minerals due diligence and engaged a third-party consulting firm with subject matter expertise to assist the Company with this process.

Each of the Company's operating subsidiaries has appointed an employee responsible for supporting the Company's conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm's subject matter expert to assist them with the implementation of the Company's conflict minerals program.

The Company's conflict minerals program is monitored by, and subject to regular reporting to, its senior management, as well as the Company's Audit Committee.

The Company encourages individuals or suppliers who wish to report possible violations of the Company's Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact the Company with any concerns related thereto. Please see "Other Items" below.

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On January 22, 2015, the Company sold the operations of Arlon, LLC (which comprised substantially all of the Company's former Arlon Electronic Materials segment, which manufactured high performance materials for the printed circuit board industry and silicone rubber-based materials).

Identify and assess risks in the supply chain.
Please see "Due Diligence Measures Performed" below.

The Company has developed a process for all of its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers' answers provided in the Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template.

Where applicable and appropriate, the Company uses industry validation schemes to identify compliant smelters and refiners for use in its supply chain.

Design and implement a strategy to respond to identified risks.
The Company reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

The Company adheres to its Conflict Minerals Policy and communicates with its direct suppliers the Company's supply chain due diligence expectations with respect to Conflict Minerals.

The Company works with its direct suppliers to improve reporting on "upstream" supply chain due diligence.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
The Company does not typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

The Company does track the mines, smelters and refiners that have been identified by its direct suppliers as part of the Conflict Free Sourcing Initiative ("CFSI") Conflict Minerals Reporting Template and will take appropriate action as necessary based on the Company's Conflict Minerals Policy.

Report on supply chain due diligence.
Per its Conflict Minerals Policy, the Company will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

This Conflict Minerals Report is publicly available on the Company's website at www.handyharman.com/compliance.php.

Due Diligence Measures Performed

The Company reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. The Company's operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, the Company relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of its reasonable county of origin inquiry ("RCOI"), the Company's products and suppliers were assessed in order to identify Conflict Minerals scope and risk. The Company in good faith determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, the Company determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals. Accordingly, the Company identified 208 direct suppliers for inclusion in the Company's 2014 RCOI. The Company conducted a survey of those suppliers using the CFSI Conflict Minerals Reporting Template. The Company received responses from 74% of the suppliers surveyed. From those responses, the suppliers identified 43 smelters or refiners. Of the 43 smelters or refiners, 34 were identified as certified "Conflict Free" as determined by the Conflict-Free Sourcing Initiative (Template Revision 3.01).

Because the Company was unable to conclusively identify and validate all of the smelters and refiners utilized by the Company's direct suppliers in their respective supply chains, the Company was unable to conclusively determine whether any of the components or parts supplied to the Company's operating companies contained Conflict Minerals from a Covered Country.

Independent Private Sector Audit

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2014.

Risk Mitigation and Future Due Diligence Measures

The Company will continue to monitor CFSI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist the Company with its conflict minerals due diligence procedures. The Company is also participating in a yearly Manufacturers Alliance for Productivity and Innovation ("MAPI") conference on Conflict Minerals.

The Company will continue to implement and refine its standard operating procedures in an attempt to ensure that new suppliers and products are evaluated as "Conflict Free" prior to formal contract acceptance and new production introduction.

The Company will continue to review its contracts with its suppliers and will work to include, on a go-forward basis, a conflict minerals "flow down" clause in new or renewed supplier contracts.

The Company will continue to engage with its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

The Company has improved its suppliers' response rate from 61% in 2013 to 74% in 2014, and will strive to improve the supplier response rate again in 2015. Performance will be tracked on a monthly basis.

The Company has acquired software licensing rights and has implemented an on-demand, on-line software solution to assist with timely and accurate collection, management, aggregation and reporting of conflict minerals information.

The Company will continue to recommend that all suppliers use only smelters that have been approved per the CFSI 2015 Conflict Minerals Reporting Template.

The Company's policies include a standard process to follow-up with suppliers who fail to respond, or respond properly, to the survey. The Company will continue to follow-up per the defined process with suppliers who do not respond or respond in an incomplete manner.
Part II. Product Descriptions

The Company's diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2014, the Company had 23 active operating plants in the United States, Canada, China, United Kingdom, Germany, France, Poland and Mexico. As of December 31, 2014, the Company's business units encompassed the following segments: Joining Materials, Tubing, Building Materials, Arlon Electronic Materials ("Arlon") and Kasco Blades and Route Repair Services ("Kasco").

Business Segment	General Product Description
Joining Materials	Brazing alloys Brazing fluxes Brazing and soldering pastes
Tubing	Stainless steel tubing Welded carbon steel tubing
Building Materials
Roof and deck fasteners
Roof insulation adhesives
Roof drains, vents and flashing
Roof pipe supports
Roof repair tape
Roof mounting systems
Edge metal systems
Engineered metal nailers
Roof and decking productivity tools

Arlon	Electronic substrates Microwave laminates Silicone rubber-based insulation materials
Kasco	Meat grinder plates and knives Meat cutting blades Bakery and bread slicing blades Wood cutting blades and saws Cutlery Blade sharpeners Butcher supplies Meat seasonings

As noted in "Due Diligence Measures Performed" above, the Company surveyed 208 direct suppliers whose components and materials were likely to contain Conflict Minerals and requested that those suppliers complete the CFSI Conflict Minerals Reporting Template. The Company received responses from 74% of the suppliers surveyed. From those responses, the suppliers identified 43 smelters or refiners. Of the 43 smelters or refiners, 34 were identified as certified "Conflict Free" as determined by the Conflict-Free Sourcing Initiative (Template Revision 3.01). Because the Company's direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, the Company does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Part III. Other Items

HNH's Conflict Mineral Policy is publicly available at www.handyharman.com/compliance.php. HNH encourages individuals or suppliers who wish to report possible violations of our Conflict Minerals Policy to contact the Company via one of the following channels:

•	By logging concerns at steelpartners.ethicspoint.com.

•	By calling, toll free:

◦	In the United States, Canada or Puerto Rico: 1-877-254-1690.

◦	All other jurisdictions: visit steelpartners.ethicspoint.com for dialing instructions from your country.

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